

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 3233

January 9, 2017

<u>Via E-mail</u>
S. Jason Hall
Chief Financial Officer
Behringer Harvard Opportunity REIT II, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas

> **Re:** **Behringer Harvard Opportunity REIT II, Inc.**
> **Form 10-K for fiscal year ended December 31, 2015**
> **Filed March 16, 2016**
> **File No. 000-53650**

Dear Mr. Hall:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel, Office of Real
Estate and Commodities